82-2783

Formation

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

SUPPL

NEWS RELEASE

Vancouver, BC, September 10, 2002, Formation Capital Corporation (FCO-TSX) announced today that it has been advised that 857241 Alberta Ltd., acting through its wholly owned subsidiary CFHK Radio Ltd., has acquired and now owns 3,200,000 common shares and warrants to purchase an additional 3,200,000 common shares of Formation Capital Corporation ("the Company") and is therefore deemed to beneficially own an aggregate of 6,400,000 common shares of the Company representing approximately 10.77% of the issued and outstanding voting securities of the Company on a partially diluted basis.

The shares and warrants were acquired in a private placement transaction; the consideration paid to the Company for the shares and warrants was $800,000. 857241 Alberta Ltd. has its registered office at 1500 - 407 2nd Street SW, Calgary Alberta T2P 2Y3. The common shareholders of 857241 Alberta Ltd. are Alan Torchinsky and Raymon Torchinsky, each as to 50%. 857241 Alberta Ltd. has also advised that it is acting jointly or in concert with Brasco Limited ("Brasco"), which owns or has the right to acquire an aggregate of 5,756,250 common shares of the Company (3,656,250 shares plus warrants to purchase an additional 2,100,000 shares). 857241 Alberta Ltd. and Brasco, acting jointly and in concert, are therefore deemed to beneficially own an aggregate of 12,156,250 common shares of the Company representing approximately 19.76% of the issued and outstanding voting securities of the Company on a partially diluted basis.

857241 Alberta Ltd. and Brasco have advised that their current intention is to hold the shares and warrants for investment purposes, but that they might from time to time reconsider their holdings in the Company and, as circumstances dictate, might increase or decrease their position in the Company. The Company is further advised that a report relating to these matters has been filed with the British Columbia, Alberta and Ontario Securities Commissions by 857241 Alberta Ltd. A copy of the report may be obtained from the Company by calling 604.682.6229.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

dlw 9/23

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com